Exhibit (21)

Subsidiaries of Potlatch Corporation

as of December 31, 2008 (1)

Name	State in Which Organized
Potlatch Forest Holdings, Inc.	Delaware
Potlatch Land & Lumber, LLC	Delaware
PFHI Idaho Investment LLC	Delaware

(1)	All of the subsidiaries in the above list are wholly owned, either directly or indirectly, by Potlatch Corporation.